EXHIBIT 11

CHARTER ONE FINANCIAL, INC.
COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Six Months Ended

	6/30/03	6/30/02	6/30/03	6/30/02

	(Dollars in thousands, except per share data)
Basic earnings per share(1):
Net income	$166,037	$145,895	$313,528	$288,380

Weighted average common shares outstanding	225,501,687	231,197,406	225,249,543	231,441,018

Basic earnings per share	$.74	$.63	$1.40	$1.24

Diluted earnings per share(1):
Net income	$166,037	$145,895	$313,528	$288,380

Weighted average common shares outstanding	225,501,687	231,197,406	225,249,543	231,441,018
Add common stock equivalents for shares issuable under stock option plans	5,594,007	7,925,886	5,528,728	7,231,596

Weighted average common and common equivalent shares outstanding	231,095,694	239,123,292	230,778,271	238,672,614

Diluted earnings per share	$.72	$.61	$1.36	$1.21

(1)	Restated to reflect the 5% stock dividend issued September 30, 2002.

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